                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 1)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           Q COMM INTERNATIONAL, INC.
                           --------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    74727M306
                                    ---------
                                 (CUSIP Number)


                             Peter J. Gennuso, Esq.
                c/o Gersten Savage, Kaplowitz, Wolf & Marcus, LLP
                        101 East 52 nd Street, New York,
                                 (212) 752-9700
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  May 31, 2005
                                  ------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ".

Check the following box if a fee is being paid with the statement ". (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                  SCHEDULE 13D

--------------------------------                   -----------------------------
CUSIP No.  74727M306

--------------------------------                   -----------------------------

---- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     PIKE CAPITAL PARTNERS LP

     TAX ID #:     16-1619246
---- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  [    ]
     (b)  [    ]
---- ---------------------------------------------------------------------------
3    SEC USE ONLY
---- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC

---- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E) [  ]

---- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States, Incorporated in Delaware

---- ---------------------------------------------------------------------------
Number of          7    SOLE VOTING POWER
Shares Owned
By Each                  1,531,300 shares beneficially owned in the aggregate
Reporting
Person
With

                   ---- --------------------------------------------------------
                   8    SHARED VOTING POWER

                           NONE

                   ---- --------------------------------------------------------
                   9    SOLE DISPOSITIVE POWER

                         1,531,300 shares beneficially owned in the aggregate

                   ---- --------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        NONE

----- --------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,531,300

----- --------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [  ]

----- --------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      27.90%

----- --------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      OO

----- --------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Statement") relates to the common stock, $.001 par value per share, of Q COMM INTERNATIONAL INC., a Utah corporation, with its principal executive offices at 510 East Technology Avenue, Building C, Orem, Utah 84097.

Item 2.  Identity and Background.

         This Statement is being filed by Pike Capital Partners, L.P., a Delaware Limited Partnership, whose business address is 275 Madison Avenue, Suite 418, New York, NY 10016. During the last five years Pike Capital Partners, L.P. has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. Pike Capital Partners, L.P. is a United States Partnership, organized under the laws of the State of Delaware.

         On October 25, 2004, Pike Capital Partners filed a Schedule 13D to report its ownership of 973,700 shares of Q Comm International Common Stock, representing 20.63% of the issued and outstanding shares. On December 27, 2004, Pike Capital filed a Schedule 13G to report its ownership of 1,303,800 shares of Q Comm International Common Stock, representing 26.83% of the issued and outstanding shares. Pike Capital Partners is submitting this Amendment No. 1 to its Schedule 13D, filed on October 25, 2004, due to the fact that Daniel W. Pike, the managing member of Pike Capital Management, LLC, the general partner of Pike Capital Partners, LP, has an active and constructive dialogue with Q Comm International's management and its Chairman. Q Comm CEO and President Michael Keough and the Board of Directors operate with the complete support of Pike Capital. Pike Capital Management, LLC believes having an informed, active, objective, and interested shareholder base that effectively and respectfully communicates with management and the board is an important ingredient in the long-term success of any company. We look forward to supporting Mr. Keough and his team in any way we can in their pursuit of long-term value creation for all shareholders.

Item 3.  Source and Amount of Funds or Other Consideration.

         All purchases of common stock of Q COMM INTERNATIONAL, INC. were made using working capital. As of the Date of Event which required the filing of this Statement, Pike Capital Partners, L.P. used approximately $7,461,647.37 of its working capital to purchase 1,531,300 shares of common stock of Q COMM INTERNATIONAL, INC. No other funds or other consideration were used in making such purchases.

Item 4.  Purpose of Transaction.

         All Q COMM INTERNATIONAL, INC. securities owned by Pike Capital Partners, L.P. have been acquired by the Partnership for investment purposes only.

Item 5.  Interest in Securities of the Issuer.

         As of the Date of the Event which required the filing of this Statement, May 31, 2005, Pike Capital Partners, L.P. owned 1,531,300 shares of Q COMM INTERNATIONAL, INC. common stock. The Q COMM INTERNATIONAL, INC. securities owned by Pike Capital Partners, L.P. as of May 31, 2005 represented approximately 27.90% of the issued and outstanding shares of Q COMM INTERNATIONAL, INC. common stock. As of May 31, 2005, Pike Capital Partners, L.P. had sole power to vote and dispose of each of the 1,531,300 shares of Q COMM INTERNATIONAL, INC. common stock beneficially owned by it. In the sixty days prior to May 31, 2005, the Date of the event requiring the filing of this Statement, Pike Capital Partners, L.P. did not engage in any transactions involving Q COMM INTERNATIONAL, INC. common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         NONE

Item 7.  Material to be Filed as Exhibits.

         NONE.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 31, 2005               PIKE CAPITAL PARTNERS, L.P.

                                 By: /s/ Daniel W. Pike
                                     --------------------------------------
                                     Managing Member of the General Partner